 Writer's Direct Dial: +44 (0) 207 614 2237
E-Mail: ssperber@cgsh.com

August 31, 2010

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States

Re:	Prudential Public Limited Company (“Prudential”) Annual Report on Form 20-F for 2009

Dear Mr. Rosenberg:

We appreciated the opportunity to speak with your colleague Vanessa Robertson last Thursday in connection with the comment letter dated August 24, 2010 relating to Prudential’s Annual Report on Form 20-F for 2009.  As discussed, Prudential requires additional time to prepare its response to these comments.  Prudential intends to respond to the comments by September 22, 2010.

You can reach either me, or my colleague Matthew Dickman, at my number above.  Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Mr. Vanessa Robertson, Securities and Exchange Commission
Mr. Nic Nicandrou, Prudential Public Limited Company
Mr. David C. Martin, Prudential Public Limited Company
Ms. Margaret Coltman, Prudential Public Limited Company
Mr. Matthew Dickman, Cleary Gottlieb Steen & Hamilton LLP